UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: __________________

LONE OAK ACQUISITION CORPORATION
(Translation of registrant's name into English)

Room 1708 Dominion Centre
43-59 Queen’s Road East
Wanchai, Hong Kong
Telephone 852-2851-0260

(Address of Principal Executive Office)

Copy of correspondence to:

Berke Bakay
4975 Preston Park Boulevard, Suite 775W
Plano, Texas 75093
(972) 985-2190

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events

On March 24, 2011, the initial public offering (“IPO”) of 4,000,000 units (the “Units”) of Lone Oak Acquisition Corporation (the “Company”) was consummated.  Each Unit issued in the IPO consists of one ordinary share, par value $0.001 per share, and one warrant. Each warrant entitles the holder to purchase one ordinary share at an exercise price of $5.00 per share. The Units were sold at an offering price of $8.00 per Unit, generating gross proceeds of $32,000,000.  Simultaneous with the consummation of the IPO, the Company also completed an offering of 6,600,000 warrants to certain of the company’s directors and officers, advisory board members and/or their respective affiliates, generating gross proceeds of $2,310,000. An aggregate of $32,640,000 from the sale of the Units and warrants was placed in trust. The audited balance sheet as of March 24, 2011 reflecting receipt of the proceeds of the IPO and the warrant offering are included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.  A copy of the press release announcing the consummation of the IPO is attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.2.

On March 29, 2011, EarlyBirdCapital, Inc., the lead underwriter for the IPO, notified the Company it exercised its over-allotment option to purchase an additional 106,500 Units (the “Option Units”) and indicated it does not intend on exercising the remaining portion of the over-allotment option. On March 30, 2011, the Company consummated the closing of the Option Units (the “Option Units Offering”).  The Option Units were sold at an offering price of $8.00 per Unit, generating gross proceeds of $852,000.  Of the gross proceeds of the Option Units Offering, $822,180 was placed in trust, for a total of $33,462,180, or approximately $8.15 per share sold in the IPO.

A copy of the press release issued by the Company announcing the exercise of the over-allotment option is attached hereto as Exhibit 99.3.

As indicated in the registration statement relating to the IPO, the Company has entered into a 10b5-1 trading plan (the "Trading Plan").  Pursuant to the Trading Plan, commencing May 16, 2011 and ending on the date on which the Company announces an initial business combination, if the shares sold in the IPO trade at a price at or below $7.75 per share, there will be released to the Company from trust amounts necessary to purchase up to 2,053,250 shares sold in the IPO from sellers wishing to sell such shares.  All shares purchased by the Company pursuant to the Trading Plan will be immediately cancelled.

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Audited Balance Sheet
99.2	Press Release dated March 29, 2011
99.3	Press Release dated March 30, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 30, 2011

LONE OAK ACQUISITION CORPORATION

By:	/s/ Can Aydinoglu
Name:	Can Aydinoglu
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Audited Balance Sheet
99.2	Press Release dated March 29, 2011
99.3	Press Release dated March 30, 2011